Exhibit (a)(4)

November 30, 2001

To Selected Mentor Graphics Option Holders:

Here is an opportunity for you to participate in an “Offer to Exchange” certain outstanding stock options that were granted to you.

Recent stock market trends have left your new hire stock options at exercise prices that are higher than the current market price of our common stock. We have decided to offer you a voluntary program which allows all employees with options granted under the Mentor Graphics Corporation 1986 Stock Plan and having a new hire stock option exercise price of more than $25.00 per share an opportunity to keep those options at the existing exercise price or exchange them for new options. If you choose to exchange those options you must also exchange any other stock option granted to you in the last six months, including the focal option grant in October. The surrendered options will be cancelled and new options will be granted, under a new option agreement, at least six months and two days from the cancellation date. The grant date of the new options is anticipated to be July 2, 2002.

The exercise price of the new options will be equal to the fair market value of Mentor Graphics common stock on the day preceding the grant date. Twenty-five percent of the shares of common stock underlying the new options will vest one full year after the grant date and, after that, 1/48th of the shares will vest monthly until 100% of the shares underlying the new options are vested (which date shall be four years after the grant date of the new options). The term of the new options will be ten years from the grant date. The new options will have other terms and conditions that are the same as those of the cancelled options.

By making available this Offer to Exchange outstanding options for new options, we hope to maximize stockholder value by providing you with the benefit of holding options that over time may have a greater potential to increase in value and by creating better performance incentives for employees.

Please review the attached materials which detail the Offer to Exchange program and how you can participate. Also included is an options summary that describes your stock option grants to date and the status of each one. If you have questions, please contact Shirley Platt at 8213-1529. Please note that if you wish to participate, your response is due on or before December 31, 2001.

Sincerely,

Greg Hinckley